                FIRST QUARTER REPORT
                  FOR THE THREE MONTHS
                  ENDED JUNE 30, 1998







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

  TO OUR STOCKHOLDERS:

  For the first fiscal quarter of 1999, the Company reported that net sales fell 2% to $15.8 million from $16.1 million reported for the corresponding quarter in the previous fiscal year. Net income decreased to $3.1 million from $4.1 million reported for the first quarter of fiscal 1998. Fully diluted earnings per share decreased to $0.23 from $0.38 a year ago. It should be noted that the weighted average number of shares outstanding increased 26% as a result of the Company's initial public offering in June 1997.

  Management is quite disappointed with the results driven by weak semiconductor unit volumes. After more than 2 years of solid growth in the semiconductor industry, the first quarter of 1999 saw a reversal in this trend. The semiconductor industry's performance during the quarter was characterized by a slackening in demand for PC's that exceeded the usual seasonal slowing, ongoing adjustments in personal computer inventory levels as producers work towards Just-In-Time (JIT) manufacturing, and the continuing effects of the economic crisis in Asia.

  In this period of slackening demand, we have maintained our net income at nearly 20% of sales. We hope to improve on this going forward as additional operational adjustments take affect. With the most dramatic sales drop occurring in the later part of the quarter, there was little opportunity to realign overhead to the current business climate. The operational adjustments will occur in this and the coming quarters. We expect to bring the overhead structure into alignment with current demand while maintaining our ability to respond quickly to changing business opportunities. Senior management has taken salary cuts ranging from 10% to 25% offering Peak the flexibility to capitalize on market opportunities while retaining the team that has propelled our growth. Additionally, discretionary spending is being tightly controlled and reduced wherever possible to economize during this slow period.

  While the first quarter's economic climate offered some disappointment, Peak's leadership position is being maintained. We are convinced that our market share has been maintained or increased in various market segments during the past quarter and that the slowdown is not the result of a loss in customers to competitors. The key to one of the most significant portions of our future growth is that sales of our carrier tape and related products have set an historical record.

  In June, we sold carrier tape to more than 50 customers worldwide with 12 customers exceeding $10,000 for the month and 3 exceeding $50,000. A year ago, the customer base for tape was less than half this level. In June alone, despite being weak for semiconductor unit volumes, total sales of taping products exceeded $750,000. As the industry recovers from this current period of slack demand we have positioned Peak to benefit from market share gains, increased sales, and higher levels of profitability.

  We remain confident that Peak's unique position in the market will continue to benefit from the strength of our business model.


/s/ RICHARD BROOK
-------------------------
RICHARD BROOK
PRESIDENT AND
CHIEF OPERATING OFFICER
JULY 29, 1998




RESULTS AT A GLANCE...


                              FIRST QUARTER ENDED JUNE 30,
                                1998              1997
--------------------------------------------------------------
Net sales                   $15,769,000        $16,070,000
Net income                    3,080,000          4,107,000
Per share - Diluted               $0.23              $0.38
# Shares - Diluted           13,672,000         10,824,000

CONSOLIDATED STATEMENTS OF INCOME

                                    Three Months Ended June 30,
                                                   (Unaudited)
                                           1998        1997
--------------------------------------------------------------
(in thousands, except per share data)

Net Sales                               $ 15,769      $ 16,070
Cost of Goods Sold                         9,446         9,325
                                         -------       -------
Gross Profit                               6,323         6,745
General & Administrative, and
 Research & Development                    1,755         1,176
Selling & Marketing                        1,527         1,291
                                         -------       -------
Operating Income                           3,041         4,278
Other Income  net                             94           387
Interest Income/(expense)- net               249          (225)
                                         -------       -------
Profit Before Tax                          3,384         4,440
Taxation                                     304           333
                                         -------       -------
NET INCOME                              $  3,080      $  4,107
                                         =======       =======
EARNINGS PER SHARE
- Basic                                 $   0.23      $   0.38
- Diluted                               $   0.23      $   0.38
Weighted Avg #Shares-Diluted              13,672        10,824




CONSOLIDATED BALANCE SHEETS

                                        June 30,    March 31,
                                          1998        1998
                                      (unaudited)
--------------------------------------------------------------
(in thousands)

ASSETS
Current assets:
 Cash & cash equivalents                $ 19,623      $ 19,214
 Investment in CD                              -           100
 Accounts receivable-net                  10,021        10,141
 Inventory-net                            31,098        27,941
 Other current assets                      2,614         5,796
                                         -------       -------
  Total Current Assets                    63,356        63,192
                                         -------       -------
 Property, plant and
  equipment-net                           30,995        26,348
                                         -------       -------
TOTALS                                  $ 94,351      $ 89,540
                                         =======       =======

LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities:
 Bank borrowings                             890            89
 Accounts payable                          7,532         7,251
 Taxation                                  4,051         3,800
  Total Current Liabilities               12,473        11,140
                                         -------       -------
Deferred income taxes                        827           818
                                         -------       -------
  Total Liabilities                       13,300        11,958
                                         -------       -------

Stockholders' Equity:
 Share capital                               135           135
 Additional paid-in capital               34,620        34,034
 Retained earnings                        47,197        44,117
 Cumulative translation
  adjustment                                (901)         (704)

  Total stockholders' equity              81,051        77,582
                                         -------       -------
TOTALS                                  $ 94,351      $ 89,540
                                         =======       =======
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